January 8, 1998

										CONFIDENTIAL



Mr. Robert E. Swanson
President
Ridgewood Power Corp.
Ridgewood Commons
947 Linwood Avenue
Ridgewood, NJ 07450


	Re:	Letter of Intent
		Acquisition of Equity Interest in Minnesota Methane LLC

Dear Mr. Swanson:

	The purpose of this Letter of Intent is to set forth possible transactions in which Ridgewood Power Corporation, through a newly organized limited liability company funded through one or more of its affiliated investment funds (collectively, "Ridgewood") would acquire an equity interest in Minnesota Methane LLC ("Minnesota Methane"). Minnesota Methane is a limited liability company organized under the laws of the State of Wyoming, with a business consisting solely of the ownership and operation, through wholly-owned project-specific subsidiaries, of electric generation facilities fueled primarily by landfill gas. Minnesota Methane has two current members: NEO Corporation ("NFO"), a Minnesota company and a wholly-owned subsidiary of NRG Energy, Inc., which in turn is a wholly-owned subsidiary of Northern States Power Company; and Generation II Locomotives, Inc , a Minnesota company ("Genii"). NEO and Genii each own a 50 percent membership interest in Minnesota Methane The rights and obligations of the members are set forth in Minnesota Methane's operating agreement (the "Operating Agreement").

	Under the Operating Agreement, NEO and GenII each have a right to consent to the transfer of the other's membership interest. Assuming GenIi is willing to sell its interest in Minnesota Methane, NEG is prepared to consent to Ridgewood's acquisition of that interest, and work with Ridgewood to acquire that interest, on the following general terms and conditions:

1.	General Background. The following paragraphs provide general descriptions of some details regarding Minnesota Methane and its operations. The parties agree and acknowledge that these descriptions will be subject to change over time, and that no representations or warranties arc made herein with respect to the accuracy of such descriptions.

	(a)	Projects. Minnesota Methane owns, Through wholly-owned
limited liability companies, 17 electric generation facilities primarily fueled by landfill gas as identified on Exhibit A attached hereto (the "Projects"). The Projects are located in nine separate states. Each Project purchases landfill gas from subsidiaries of NEO Landfill Gas Inc., a wholly-owned subsidiary of NEO Corporation. Minnesota Methane has no other business than the ownership and operation of the Projects.

	(b)	Current Debt Financing. The Projects are the subject of
an existing Construction and Term Loan facility (the "Lyon Credit
Facility"), with Lyon Credit Corporation as Agent Bank This debt facility provides for up to approximately 574 89 million in construction and term financing with a 10-year amortization. All construction loans are to be repaid or converted to term loans no later than October 30, 1998, but each of NEO and Ridgewood will extend their equity contribution commitments to match any extension from the Agent Bank for conversion of Project term loans, up to December 31, 1998.

2.	Timing of Capital Contributions. Construction of the
Projects is being financed by a combination of the Lyon Credit Facility and subordinated loan provided by NEO Corporation As each Project satisfies the conditions of the Lyon Credit Facility for term loan conversion, each of NEO and Ridgewood will make a cash capital contribution to Minnesota Methane. Such contributions will be determined as follows:

	(a)	As of the closing date, each of Ridgewood and NEO will
commit to contribute up to $32.288 million as capital contributions to Minnesota Methane. Ridgewood's obligation to make such capital contributions will be secured by an escrow account in the amount of $32288 million in form satisfactory to NEO. Neither NEO nor Ridgewood will be required to make capital contributions to Minnesota Methane in excess of this amount. The final amount of such capital contributions of each member, as determined below, is referred to as that member's "Original
Contribution."

	(b)	Attached hereto as Exhibit A is a schedule indicating
the expected loan amount for each Project (the "Expected Loan"), as well as the expected equity contribution for each of NEO and Ridgewood (the "Expected Partner Equity") for each Project. The Expected Loan and Expected Partner Equity equal the "Target
Price" for each Project. Subject to paragraph (c) below, upon conversion of the construction loan for each Project into a term loan, each of NEO and Ridgewood shall make a cash equity contribution in an amount equal to 44.303% of the amount of the term loan made with respect to such project. In no event shall the members' capital contribution obligation exceed $32.288 million each. The members' respective capital contribution obligation shall be proportionately reduced from time to time with respect to each Project for which the amount of the term loan is less than the amount of the Expected Loan

	(c)	As an administrative convenience, Ridgewood agrees that
the amount of the actual term loan with respect to any Project may be increased up to 1100/5 of the Expected Loan, and each member's respective equity contribution shall be increased accordingly, provided, however, that the amount of all such increases in excess of the Expected Loans shall not exceed $1 million in the aggregate and provided, further that to the extent that a member's equity contribution is increased with respect to any Project as a result of an increase in excess of the Expected
Loan, the member's equity contribution obligation with respect to any one or more other Projects shall he reduced so that the member's total equity commitment with respect to all 17 Projects does not exceed $32.288 million each.

3.	Construction. NEO will contract with Minnesota Methane to
deliver to Minnesota Methane no later than the latest term loan conversion date Projects which will, in each case, (i) conform in all material respects with the requirements of the Lyon Credit Facility, and (ii) result in the receipt by Minnesota Methane of a term loan under the Lyon Credit Facility. Upon delivery, acceptance and conversion of each Project to a term loan under the Lyon Credit facility, Minnesota Methane shall pay to NEO the amounts specified below. NEO will assume, and will indemnify Minnesota Methane against all liability under, all existing construction contracts, agreements or understandings with respect to the construction of the Projects. NEO will, in its capacity as contractor for the Projects, absorb all cost overruns and performance deficiencies, and realize and retain cost savings and benefits arising through the term conversion date for each Project.

	(a)	Upon the making of each term loan under the Lyon Credit
Facility, NEO will be paid an amount equal to "A" described below:

	The factor "A" is determined as follows:

			A = [(T + P)] - (X) - (D) - (E)

Where:

T = the amount of any Term Loan made with respect to the relevant
Project, and

P = [88.60%] of (T); and

X = all amounts advanced to NEO as general contractor and/or any subcontractors during construction (inclusive of amounts advanced under predecessor construction contracts); and

D = all development fees due NEO Corporation under the Project
Development Agreement for such Project; and

E= loan closing costs, placement fees, required reserves, and working capital account balances and other miscellaneous costs allocated to such Project by the parties in final agreements.

provided, that (A) may not exceed the Target Price for the Project set forth in Attachment A hereto, adjusted by paragraph 2(c) above. If (A) is a negative number, NEO shall pay such negative value to Minnesota Methane as a price reduction to the Project

	(b)	If a Project does not qualify for a term loan, then the
aggregate term loan commitment arid capital accounts of NEO and Ridgewood will be reduced (respectively) by the Expected Loan and Expected Partner Equity for that Project, after the purchase of such Project by NEO as provided below. However, NEO, Ridgewood and the Agent Bank may agree that Minnesota Methane will acquire a substitute Project which could utilize the term loan commitment and Expected Partner Equity for the non-converting Project.

	(c)	After giving effect to the foregoing paragraphs,
Minnesota Methane will not have any outstanding liabilities except for (i) Project operating liabilities incurred by the Projects from and after the date of term loan conversion for each Project, and (ii) liabilities for the Lyon Credit Facility term loan debt. Ridgewood acknowledges that the aggregate of the Target Prices for the Projects includes an equity placement fee to NEO of $4 million and a $2 million capital expenditure contingency amount. The fee and contingency amount paid to NEO shall not be included in for any purpose in the internal rate of return calculation in "5(b)" below.

	(d)	If one or more Projects do not satisfy all the
conditions necessary to convert to a term loan under the Lyon Credit Facility, then NEO will cause such Project to be purchased by NEO or its designee for an amount equal to all construction advance payments made with respect to such Project from all sources, and for no other consideration. Such purchase price will be used by Minnesota Methane to immediately satisfy all construction loan obligations with respect to such Project. If Lyon Credit does not release the Project as security, then NEO or its designee will nevertheless acquire the Project from Minnesota Methane, pay off any construction loan related thereto, and provide for the separate pledge of Project revenues in support of the Lyon Credit Facility. In either case, NEO and Ridgewood will each take such other actions as may be reasonable to adjust the operations of Minnesota Methane as necessary to put the parties in the same position as if such Project(s) had never been owned by Minnesota Methane.

	(e)	All liabilities incurred and all revenues realized by a
Project prior to the term loan conversion of such Project shall be retained by NEO as general contractor, or if collected by lenders under the Lyon Credit Facility, paid to NEO as general contractor from distributable cash of Minnesota Methane.

4.	Acquisition of GenII's Membership Interest. Upon the
execution of an Assignment Agreement, and the tender of GenII's membership interest in accordance with the Operating Agreement, Ridgewood will acquire a 50 percent membership interest in Minnesota Methane in exchange fur assuming the capital contribution obligations described in paragraph 2 above. The acquisition will he made through a newly organized limited liability company. Ridgewood understands that the new entity will be required to accept and be bound by all current obligations assumed by GenII with respect to the projects and with respect to the Lyon Credit Facility, including the pledge of its member interest to secure repayment of the Lyon Credit loans.

5.	Amendment of Operating Agreement.  Simultaneously with
Ridgewood's purchase of GenII's membership interest and substitution of Ridgewood as a full member, each party will execute an amended and restated Operating Agreement for Minnesota
Methane that would provide for, among other things, the following:

	(a)	IRC Section 704. All allocations of income, deductions,
credits, and any other tax attributes shall comply with the provisions of Internal Revenue Code of 1986, as amended ("IRC")
Section 704 and the regulations thereunder.

	(b)	Cash Distributions. Cash distributions shall be made to
the members in the following order first, Ridgewood shall receive
70 percent of all cash distributions (and NEO 30 percent) until Ridgewood shall have received amounts of net cash flow (including capital proceeds if any) sufficient to produce for Ridgewood a cumulative pre-tax internal rate of return of 15.5 percent on its Original Contribution; second, NEO shall thereafter receive 70 percent of all cash distributions (and Ridgewood 30 percent) until NEO shall have received amounts of net cash flow (including capital proceeds if any) sufficient to produce for NEO a cumulative pre-tax internal rate of return of 15.5 percent on its Original Contribution Thereafter each member shall receive 50 per cent of distributed cash. In addition, during the period that Ridgewood has deposited its Original Contribution in the escrow account described above, but term loan conversions for all the Projects has not occurred, Ridgewood will accrue a return on all amounts of its Original Contribution which remain uninvested at the rate of 10% per annum and shall be entitled to receive a cash distribution of all the interest earned on such escrowed funds, which distributions shall be credited against the 10% accrual.
Any amounts accrued but unpaid as at October 31, 1998 (or such later date as the term loan conversion date is extended), shall be treated as an additional investment by Ridgewood on such date and shall be counted in computing Ridgewood's 15.5% interest rate of return. Further

	1.	Such cash distributions shall be adjusted to reflect
the assumption that (i) Minnesota Methane borrowed as term loans under the Lyon Credit Facility only such amounts as would be supported (using the methodology in the Lyon Credit Facility) by the estimates of electricity sales prices set forth in the current Closing Pro Forma, and that (ii) in no case does the aggregate of such term loans exceed $72.88 million.

	2 	Minnesota Methane may borrow up to an aggregate of $74
89 million under the Lyon Credit Facility, provided, however that if Minnesota Methane borrows in excess of $72.88 million under the Lyon Credit Facility, then at NEO's election any amounts of such excess may be used to reduce dollar for dollar the equity contribution requirement of NEO pursuant to Section 2 hereof, such that the total aggregate capitalization of the Projects does not exceed $ 137.457 million.

	3.	If solely by reason of the steps described in item
(b)(2) above, the cash required to service debt tinder the Lyon Credit Facility prevents the full cash distribution to Ridgewood that would otherwise take place under the Operating Agreement, then NEO shall make a capital contribution to Minnesota Methane sufficient to prevent such shortfall, or take other steps as may be necessary to hold Ridgewood harmless against such cash shortfall.

(c)	Tax Allocation of Profits Losses Depreciation Expense Items
of income, deduction, credit or any other tax attributes shall be allocated in such manner as NEO shall determine, provided, however that (i) Ridgewood shall receive, over time, depreciation deductions equal to its Original Contribution, and (ii) Ridgewood shall not be subject to any "phantom income" or deficit restoration obligation attributable to the amortization of the Lyon Credit Facility.

(d)	Transactions involving services or use of Property . All
transactions involving services rendered by a member or use of property owned by a member shall be governed by the Lyon Credit Facility and Section 707(a) of the IRC and the regulations thereunder.

(e)	50 Percent Capital and Profits Interest. NEO and Ridgewood
shall each own and maintain, directly or indirectly, a 50 percent interest each in the profits and capital of Minnesota Methane Notwithstanding any other term or agreement to the contrary, during the existence of Minnesota Methane, any capital contributions, allocations or distributions and any assignment, sale or transfer of any membership interests, shall be void if made in a manner that causes: (i) Minnesota Methane to fail to meet the ownership criteria applicable to "qualifying facility" status pursuant to the rules and regulations of the Federal
Energy Regulatory Commission implementing the Public Utility Regulatory Policies Act of 1978, including 18 CFR 292.205, and any successor regulations and decisions or orders construing or implementing such regulations or ownership criteria; or (ii) NEO, or any wholly-owned subsidiary of NEO to be treated as related to Minnesota Methane, or any wholly-owned subsidiary of the Minnesota Methane, within the meaning of the provisions of
Section 29(d)(7) of the IRC and any regulations, decisions or orders construing or implementing such section.

(f)	Governance and Operation. The overall management and control of the business and affairs of Minnesota Methane shall be provided by an Operating Committee, which is controlled equally by the members. The day to day business of Minnesota Methane will be provided by NEO through a manager who shall be appointed by NEO from time to time, with the approval of Ridgewood, which shall not be unreasonably withheld NEO will offer to enter into an Administrative Services Agreement with Minnesota Methane, providing for general administrative services of Minnesota
Methane, and oversight of project specific operators by NFC's current project system operators, in foim satisfactory to Ridgewood The parties anticipate that Minnesota Methane may subcontract with NEO Landfill Gas, Inc. to perform certain of Minnesota Methane's operating responsibilities with respect to the Project's associated landfill gas collection systems.

(g)	Other Changes. Other modifications to the Operating
Agreement will be made by mutual agreement.

6.	Additional Improvements. Under the terms of the Lyon Credit
Facility, Minnesota Methane is required to attempt to find additional uses for purchased landfill gas that is not used to generate electricity. The Members will work together to identify and determine the financing for any additional improvements. Minnesota Methane will utilize such excess gas as the members deem mutually acceptable. NEO will have a right of first refusal to (i) take and use, or provide for the taking and use by another entity, of all landfill gas that Minnesota Methane does not determine to use, for a fixed cost of $.1/MMBtu; or (ii) finance any such improvements by Minnesota Methane on a non-recourse, project-finance basis, and subject to the determinations of NEO and Ridgewood that such improvements will not adversely affect the operations or financial condition of Minnesota Methane. Notwithstanding any other provision of this letter any final arrangement for such equipment and any additional uses shall comply with the requirements of IRC Section 29 as to the initial purchase of gas by Minnesota Methane.

7. Letter of Intent Not Binding. Except for the following paragraph, this letter sets forth our mutual good faith intentions but does not represent a binding and enforceable agreement and neither party shall bring any action against the other with respect thereto (other than with respect to the obligations set forth in 8 below). A binding and enforceable agreement shall only arise upon execution of an amended Operating Agreement, and an Assignment and Assumption Agreement and associated documents Necessary to transfer the membership interest to Ridgewood. If the Parties do elect proceed with a transaction, all agreements, representations, warranties, covenants and conditions with respect thereto will be set forth in a separate written agreement to be negotiated, and if agreement can be reached, executed by the parties. The parties contemplate continued negotiations relating to the proposed transaction, but each specifically reserves the right to terminate such negotiations at any time, with or without cause. The obligations of each party to consummate the transactions contemplated by this letter are expressly subject to the negotiation of all Necessary related documents in a form approved by the parties' attorneys and tax counselors, the approval by their respective boards of directors; and in the case of NEO.), by NEO's board of directors, tax and legal counsel. All final agieements will also require the approval of Lyon Credit Corporation, as Agent Bank.

Mr. Robert E. Swanson
Page 8
January 8, 1998


8. Exclusivity of discussions. In consideration of Ridgewood 's expenditure of the time, effort and expense to pursue this transaction, NEO agrees that unless Ridgewood shall have previously advised NEO that Ridgewood has determined not to pursue this transaction, then until February 15, 1998, NEO will not engage in substantive discussions or negotiations with any other party with respect to the transactions described herein. The parties intend the provisions of the foregoing sentence to create a binding legal obligation on NEO. if the transactions described herein are not closed by February 15, 1998, NEO shall not be under any legal obligation to extend the period of exclusive negotiations. Each party shall be responsible for its own costs and expenses incurred in negotiating, preparing and executing documents and certificates necessary to finalize the transactions contemplated herein

If the foregoing accurately sets forth our agreement in principle, (and with respect to the provisions of paragraph 8, our agreement), please sign in the space indicated below and return a fully executed copy to me.

Sincerely,

NEO CORPORATION


By /s/ Peter D. Jones
       Peter D. Jones


AGREED TO AND ACCEPTED BY

RIDGEWOOD POWER CORPORATION

By   /s/Robert E. Swanson
Name:
Title:  President





Exhibit A

(000's omitted)
						Per
				Expected	Member	Target
				Loan		Equity	Price
12/31
	Edgeboro	    14,479	6,416	27,311
	Taunton		2,220	983		4,186
	Lowell		1,762	781		3,324
	BKK (Boiler)	5,663	2,509	10,681

3/31
	Miramar (MBC)	7,358	3,260	13,878
	Tulare/Visalia	1,101	488		2,077
	Yolo			1,010	447		1,904
	Hartford		2,439	1,080	4,599
	HMDC			8,019	3,552	15,123
	Albany		1,820	806		3,432
	Spokane		641		284		1,209

6/30
	Volusia		3 295	1,460	6,215
	Cleveland		4,723	2,092	8,907
	Prince Win.	2,142	949		4,040
	Tacoma		1,094	485		2,064

10/30
	BKK (Engine)	2,792	1,237	5,266
	Lopez		4,920	2,l80	9,280
	Miramar (NCCF)	4,266	1,890	8,046
	Orange Cty	3,136	1,389	5,914

				72,880	32,288	137,456